Exhibit: 22.1

Report regarding matters submitted to vote of security holders

Our Annual Meeting of Stockholders was held on July 22, 2010. At the meeting, the following two individuals were elected by the following vote to serve as Class I directors, each for a term of three years and until his successor is duly elected and qualified.

	For	Withheld
Marc D. Grodman	19,626,873	1,517,181
Howard Dubinett	18,420,643	2,723,411

Our other directors whose term continued are as follows:

Sam Singer	Class II Director
Harry Elias	Class II Director
Joseph Benicasa	Class III Director
Gary Lederman	Class III Director
John Roglieri	Class III Director